SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  10th May 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 10th May 2007
              re:  Result of AGM


58/07

NEWS RELEASE     10th May 2007





                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC



At the annual general meeting, held on Wednesday, 9th May, 2007, all the resolutions were passed and the results of the polls are as follows:

Resolution                                                For                     Against              Votes withheld

1.   Receiving the report and            2,843,775,439 shares            8,422,267 shares           76,386,581 shares
     accounts
2.   Approval of the directors'          2,618,061,555 shares          111,471,034 shares          199,051,718 shares
     remuneration report
 3.  Re-election of directors

(a)  Dr W C G Berndt                     2,903,533,152 shares           22,305,586 shares            2,746,659 shares
(b)  Mr Ewan Brown                       2,815,584,056 shares          107,904,383 shares             5,097,397shares
(c)  Mr J E Daniels                      2,903,219,606 shares           22,709,315 shares            2,652,406 shares
 d.  Mrs H A Weir                        2,903,269,941 shares           22,622,219 shares            2,692,677 shares

4.   Re-appointment of the auditors      2,906,783,638 shares           20,659,206 shares            1,142,443 shares
5.   Authority to set the                2,918,882,384 shares            7,465,737 shares            2,238,266 shares
     remuneration of the auditors
6.   Directors' authority to             2,901,589,993 shares           23,792,459 shares            3,201,289 shares
     allot shares
7.   Directors' power to issue           2,914,474,815 shares           10,656,434 shares            3,455,138 shares
     shares for cash
8.   Authority for the company           2,921,494,167 shares            4,784,788 shares            2,142,573 shares
     to purchase its shares
9.   Adoption of a new                   2,912,346,175 shares           11,230,166 shares            5,009,286 shares
     sharesave scheme
10.  Approval of electronic              2,913,137,450 shares            7,549,038 shares            7,896,599 shares
     communications
11.  Amending the articles of            2,916,387,295 shares            5,084,411 shares            7,112,806 shares
     association






On 9th May, 2007 there were 5,639,509,698 relevant shares in issue and 279 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.



                                     -ENDS-




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     10th May 2007